Exhibit 4.35

Equity Pledge Agreement

This Equity Pledge Agreement (hereinafter referred to as the “Agreement”) is made and entered into by and between the following Parties on December 10, 2020 in Shanghai:

Pledgee: Shanghai Edge Connect Technology Co., Ltd.

Registered Address: Room 2207A, 28 Maji Road, China (Shanghai) Pilot Free Trade Zone

Pledgor: Shanghai Rongyan Yunqi Technology Co., Ltd.

Registered Address: Room 2207A, 28 Maji Road, China (Shanghai) Pilot Free Trade Zone

In this Agreement, the Pledgee and the Pledgor are hereinafter individually referred to as a “Party” and collectively referred to as the “Parties”.

WHEREAS:

1.	The Pledgee is a wholly foreign-owned company registered in Shanghai, China, and is legally engaged in technical service business with the permission of the relevant Chinese government authority.
2.	The Pledgor is a domestically-funded enterprise registered in Shanghai, China which owns 100% of the equity of Shanghai Zhiyan Yunwei Technology Co., Ltd.
3.

Shanghai Zhiyan Yunwei Technology Co., Ltd. is a domestically-funded company registered in Shanghai, China. Shanghai Zhiyan Yunwei Technology Co., Ltd. and Beijing 21Vianet Broadband Data Center Co., Ltd. entered into an Equity Transfer Agreement on Shanghai Blue Cloud Technology Co., Ltd. (hereinafter referred to as the “Equity Transfer Agreement”) on December 10, 2020. Upon completion of the transaction under the Equity Transfer Agreement, Shanghai Zhiyan Yunwei Technology Co., Ltd. will hold 100% of the equity of Shanghai Blue Cloud Technology Co., Ltd.

4.

The Pledgee and Shanghai Zhiyan Yunwei Technology Co., Ltd. entered into the Exclusive Technical Consulting and Service Agreement (hereinafter referred to as the “Service Agreement”) on December 10, 2020.

5.	The Pledgor, the Pledgee and Shanghai Zhiyan Yunwei Technology Co., Ltd. entered into the Exclusive Option Agreement (hereinafter referred to as the “Exclusive Option Agreement”) on December 10, 2020.
6.	The Pledgor issued a Power of Attorney (hereinafter referred to as the “Power of Attorney”) to the Pledgee on December 10, 2020.
7.

The Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd. issued a Letter of Undertaking (together with the Service Agreement, the Exclusive Option Agreement, the Power of Attorney and other agreements or documents that may be signed or issued from time to time by the Pledgor, the Pledgee and Shanghai Zhiyan Yunwei Technology Co., Ltd., collectively referred to as the “Master Agreements”) to the Pledgee on December 10, 2020.

8.

In order to guarantee the rights of the Pledgee under the Master Agreements, the Pledgor pledges all the equity held by it in Shanghai Zhiyan Yunwei Technology Co., Ltd. to the Pledgee as a guarantee for the performance of the obligations under the Master Agreements by the Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd.

In order to guarantee the performance of the terms of the Master Agreements by the Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd., the Pledgor and the Pledgee agree to enter into this Agreement in accordance with the following terms.

1.	Definitions

Unless otherwise provided in this Agreement, the following terms shall have the following meanings:

1.1	Pledge Right: means all the contents set forth in Article 2 of this Agreement.

1.2	Pledged Equity: means 100% of the equity legally held by the Pledgor in Shanghai Zhiyan Yunwei Technology Co., Ltd.
1.3	Pledge Term: means the period specified in Article 3.1 of this Agreement.
1.4	Event of Default: means any of the circumstances set forth in Article 7 of this Agreement.
1.5	Notice of Default: means the notice issued by the Pledgee under this Agreement announcing the Event of Default.
2.	Pledge
2.1

The Pledgor agrees to irrevocably pledge to the Pledgee 100% of the equity held by it in Shanghai Zhiyan Yunwei Technology Co., Ltd. (including any dividends paid for such equity) as a guarantee for the performance of all the obligations under the Master Agreements by the Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd. (hereinafter referred to as the “Pledge”). The Pledge Right refers to the Pledgee’s right to be reimbursed in priority with the price of the Pledged Equity through the evaluation in terms of money or auction or sale of the Pledged Equity.

2.2

The Parties hereto agree that, for the purpose of the pledge registration of the Pledged Equity, RMB50 million (hereinafter referred to as the “Initial Registration Amount”) shall be deemed as the estimated amount of the creditor’s rights under the Master Agreements on the date of this Agreement to conduct the initial pledge registration. During the terms of the Master Agreements and this Agreement, the Pledgee shall have the right to require the Pledgor to adjust the Initial Registration Amount for any reason at any time, and the Pledgor shall promptly complete the adjustment as required by the Pledgee and complete the registration of equity pledge change.

2.3

The scope guaranteed by the Pledge under this Agreement includes all the debts, obligations and liabilities of the Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd. under the Master Agreements, the expenses incurred for the exercise of the rights of creditors and the Pledge Right, all direct, indirect, derivative losses and losses of predictable benefits that are suffered by the Pledgee as a result of any Event of Default (the basis of the amount of such losses includes but is not limited to the Pledgee’s reasonable business plan and profit forecast) and any other related expenses (hereinafter referred to as “Guaranteed Debts”).

2.4

For avoidance of doubt, the amount of the Pledgor’s capital contribution to Shanghai Zhiyan Yunwei Technology Co., Ltd. or the Initial Registration Amount is irrelevant to the scope of pledge or the Guaranteed Debts. The scope of pledge and the amount of the actual Guaranteed Debts shall not be limited by the amount of the shareholder’s capital contribution or the Initial Registration Amount. No shareholder shall assert in any way for any reason through any procedure that the scope of pledge or the Guaranteed Debts shall be limited by the capital contribution amount or the Initial Registration Amount. The final and actual amount of the Guaranteed Debts shall be subject to the agreement of the Parties, or shall be the amount actually incurred or adjudicated by the arbitration institution as provided in Article 10 hereof in case of failure to reach an agreement.

3.	Pledge Term
3.1

The Pledge Term is 20 years unless the Pledge is released earlier by the Parties by signing an agreement. After expiration of the Pledge Term, the Pledge shall remain effective unless (1) the Parties hereto agree in writing to terminate this Agreement, or (2) all the Master Agreements have been performed, have expired or have been terminated, and all the obligations of the Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd. have been performed. For the purpose of registration of the Pledge, the term recorded at the initial pledge registration is 20 years. After expiration of such term, the Pledgor shall cooperate with the Pledgee regarding the registration procedures of the extension of the term of the pledge registration according to the requests of the Pledgee.

3.2

During the Pledge Term, if the Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd. fail to perform the obligations under the Master Agreements and such failure constitutes a material breach, the Pledgee shall have the right to exercise the Pledge Right in accordance with the provisions of this Agreement, dispose of all or part of the Pledged Equity, and be reimbursed in priority with the proceeds from the disposal of the Pledged Equity.

4.	Possession of the Certificate of the Pledge Right
4.1

Shanghai Zhiyan Yunwei Technology Co., Ltd. shall, within one week after the Agreement comes into force, promptly submit an application for pledge registration to the market supervision and administration department (hereinafter referred to as the “Administration for Industry and Commerce”) according to the requests of the Pledgee. The Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd. shall submit and complete all documents and procedures required by Chinese laws and regulations and the competent Administration for Industry and Commerce to ensure that the Pledge Right under this Agreement is effectively established and enforceable.

4.2

Within the Pledge Term provided in this Agreement, the Pledgor shall deliver to the Pledgee its equity contribution certificate in Shanghai Zhiyan Yunwei Technology Co., Ltd., the register of shareholders and the original pledge registration certificate issued by the Administration for Industry and Commerce for safekeeping. The Pledgor shall deliver the above documents to the Pledgee within one week from the effective date of this Agreement.

4.3	The Pledgee has the right to obtain dividends generated from the Pledged Equity during the Pledge Term.
4.4

If the equity held by the Pledgor in Shanghai Zhiyan Yunwei Technology Co., Ltd. increases (including the equity formed by increasing the capital contribution, obtaining shares without consideration, converting the capital reserve into share capital, splitting or otherwise, hereinafter collectively referred to as “New Equity”), after occurrence of the above circumstances, the New Equity will be automatically pledged to the Pledgee, and automatically be bound by the provisions of this Agreement. Shanghai Zhiyan Yunwei Technology Co., Ltd. shall, upon the request of the Pledgee and within fifteen (15) business days after such equity change, promptly register the change of the pledge with the Administration for Industry and Commerce. The original pledge registration certificate issued by the Administration for Industry and Commerce (if any) shall be kept by the Pledgee or its designee.

5.	The Pledgor’s Representations and Warranties
5.1	The Pledgor is the legal owner of the Pledged Equity.
5.2	Once the Pledgee exercises the Pledgee’s rights according to this Agreement at any time, there shall be no interference from any other party.

5.3	The Pledgee has the right to dispose of and transfer the Pledge Right in the manner specified in this Agreement.
5.4	The Pledgor does not create any other Pledge Right on the Pledged Equity other than the one set forth in this Agreement.
6.	The Pledgor’s Undertakings
6.1	During the Pledge Term, the Pledgor undertakes to the Pledgee as follows:
6.1.1

Without the prior written consent of the Pledgee, the Pledgor shall not transfer the Pledged Equity and shall not create or permit the existence of any pledge that may affect the rights and interests of the Pledgee;

6.1.2

The Pledgor will observe and perform all the provisions of the laws and regulations on the pledge of rights, and will, within five days upon receipt of the notice, instruction or suggestion issued or made by the relevant competent authority regarding the Pledge Right, produce such notice, instruction or suggestion to the pledgee, and will, at the same time, comply with such notice, instruction or suggestion, or raise an objection and a statement to the above matters according to the reasonable requests of the Pledgee or with the consent of the Pledgee;

6.1.3

The Pledgor will promptly notify the Pledgee of any event or received notice that may affect the rights of the Pledged Equity or any part thereof, and any event or received notice that may change any of the Pledgor’s warranties and obligations hereunder or may affect the Pledgor’s performance of its obligations hereunder.

6.2

The Pledgor agrees that the Pledgee’s exercise of the Pledgee’s rights according to the Pledge Right obtained under the terms of this Agreement shall not be interrupted or impaired by the Pledgor or the Pledgor’s successor or the Pledgor’s principal or any other person through legal procedures.

6.3

The Pledgor warrants to the Pledgee that in order to protect or improve the guarantee hereunder for the performance of the obligations under the Master Agreements by the Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd., the Pledgor will honestly sign and cause other interested parties regarding the Pledge Right to sign all the title certificates and contracts requested by the Pledgee, and/or perform and cause other interested parties of the Pledge Right to conduct the act requested by the Pledgee, and will provide convenience for the exercise of the rights and authorization granted to the Pledgee in this Agreement, sign all the documents related to the change of the equity certificate with the Pledgee or its designated person (natural person/legal person), and provide the Pledgee with all the notices, orders and decisions relating to the Pledge Right that it deems necessary within a reasonable period.

6.4

The Pledgor warrants to the Pledgee that, for the benefit of the Pledgee, the Pledgor will comply with and perform all the warranties, undertakings, agreements, representations and conditions. If the Pledgor fails to perform or fully perform its warranties, undertakings, agreements, representations and conditions, the Pledgor shall compensate the Pledgee for all the losses caused thereby.

7.	Event of Default
7.1	Any of the following events shall be deemed as an Event of Default:
7.1.1

Any representation or warranty made by the Pledgor in Article 5 of this Agreement is materially misleading or wrong, and/or the Pledgor breaches any representation or warranty made in Article 5 of this Agreement;

7.1.2	The Pledgor breaches the undertakings in Article 6 of this Agreement;
7.1.3	The Pledgor breaches any provision of this Agreement;
7.1.4	Except for the provisions of Article 6.1.1 hereof, the Pledgor waives the Pledged Equity or transfers the Pledged Equity without the written consent of the Pledgee;
7.1.5

Any loan, guarantee, compensation, undertaking or other debt repayment liability of the Pledgor (1) is requested to be repaid or performed in advance due to breach of contract; or (2) has fallen due but cannot be repaid or performed on time, so that the Pledgee deems that the Pledgor’s ability to perform its obligations under this Agreement has been affected;

7.1.6	The Pledgor is unable to pay general debts or other debts;
7.1.7	This Agreement becomes illegal due to the promulgation of relevant laws or the Pledgor is unable to continue to perform its obligations hereunder;
7.1.8	All the governmental consents, permits, approvals or authorizations required to make this Agreement enforceable, legal or effective are withdrawn, suspended, invalidated or materially modified;
7.1.9	An adverse change occurs to the property owned by the Pledgor, so that the Pledgee deems that the Pledgor’s ability to perform its obligations under this Agreement has been affected;
7.1.10	Any other circumstance under which the Pledgee is unable to exercise the Pledge Right according to relevant laws.
7.2	The Pledgor shall immediately notify the Pledgee in writing if it knows or discovers that any of the matters mentioned in Article 7.1 or any event that may lead to the above matters has occurred.
7.3

Unless the default matters set forth in Article 7.1 are remedied according to the opinions of the Pledgee, the Pledgee may send a Notice of Default to the Pledgor in writing at any time upon or after a default matter occurs to the Pledgor, requesting the Pledgor or Shanghai Zhiyan Yunwei Technology Co., Ltd. to immediately remedy its default under the Master Agreements, or exercise the Pledge Right according to the provisions of Article 8 of this Agreement.

8.	Exercise of the Pledge Right
8.1

The Pledgor shall not transfer the Pledged Equity without the written consent of the Pledgee before the obligations of the Pledgor and Shanghai Zhiyan Yunwei Technology Co., Ltd. under the Master Agreements have been fully performed.

8.2	The Pledgee shall give a Notice of Default to the Pledgor when exercising the Pledge Right.

8.3

Subject to the provisions of Article 7.3, the Pledgee may exercise the Pledge Right at the same time as the Notice of Default is given in accordance with Article 7.3 or at any time after the Notice of Default is given.

8.4

The Pledgee shall have the right to evaluate all or part of the Pledged Equity under this Agreement in terms of money in accordance with legal procedures, or to be reimbursed in priority with the proceeds from the auction or sale of the Pledged Equity, until all the amounts payable but not paid under the Master Agreements have been reimbursed.

8.5

When the Pledgee exercises the Pledge Right in accordance with this Agreement, the Pledgor shall not set up obstacles and shall provide necessary assistance to enable the Pledgee to realize its Pledge Right.

9.	Effective Date

This Agreement is executed on the date above written and shall come into force upon completion of the registration procedures with competent authority regarding the transaction under the Equity Transfer Agreement after duly executed by the Parties.

10.	Governing Law and Dispute Resolution

10.1  Governing Law

The conclusion, validity, interpretation and performance of this Agreement and the settlement of disputes hereunder shall be governed by Chinese laws.

10.2  Dispute Resolution

Any dispute arising from the interpretation and performance of this Agreement shall first be settled by the Parties through friendly negotiation. If the dispute cannot be settled within 30 days after either Party sends a written notice to the other Party requesting settlement through negotiation, then either Party shall submit such dispute to Shanghai International Economic and Trade Arbitration Commission (Shanghai International Arbitration Center) for arbitration in accordance with its arbitration rules in effect at that time. The place of arbitration shall be Shanghai. The arbitral award shall be final and binding on the Parties.

11.	Expenses

The Parties shall be liable for any and all costs incurred by or levied on them in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated by this Agreement in accordance with Chinese laws.

12.	Notice

Any notice or other communication required to be given by either Party under this Agreement shall be written in Chinese and shall be delivered in writing to the Party concerned. The date on which such notice or other communication shall be deemed to have been actually delivered shall be determined as follows: (a) When a notice is delivered by hand, it shall be deemed to have been actually delivered on the date when it is delivered by hand; (b) Any notice sent by letter shall be deemed to have been actually delivered on the tenth day after the date on which a registered airmail with postage prepaid is posted (as indicated on the postmark) or on the fourth day after it is delivered to an internationally recognized courier service; and (c) Any notice sent by e-mail or fax shall be deemed to have been actually delivered at the receiving time shown on the transmission confirmation of the relevant document when the sender’s e-mail system confirms that the e-mail is sent to the recipient’s e-mail receiving system.

13.	Duty of Confidentiality

The Parties acknowledge and confirm that any oral or written information exchanged among them in connection with this Agreement is confidential. Each Party shall keep all such information confidential and shall not disclose any such information to any third party without the prior written consent of the other Party, except that (a) such information is or will be known to the public (but is not disclosed to the public by one of the receiving Parties); (b) the information is required to be disclosed by applicable legislation or the rules or regulations at the place of listing; or (c) the information is required to be disclosed by either Party to its legal or financial adviser in connection with the transaction and such legal or financial adviser is subject to a duty of confidentiality similar to that under this article. Any disclosure by any employee of or organization engaged by either Party shall be deemed as such Party’s disclosure, and such Party shall be liable for breach of contract in accordance with this Agreement. This article shall survive the termination of this Agreement regardless of the reason for such termination.

14.	Further Assurance

The Parties agree to promptly execute such documents and take such further actions as may be reasonably necessary or in their favor for the implementation of the provisions and purposes of this Agreement.

15.	Miscellaneous

15.1  Revision, Amendment and Supplement

This Agreement shall not be revised, amended or supplemented unless a written agreement is signed by the Parties.

15.2  Compliance with Laws and Regulations

The Parties shall comply with and shall ensure that their operations are in full compliance with all applicable laws and regulations.

15.3  Entire Agreement

Except for any revision, amendment or supplement made in writing by the Parties after the execution of this Agreement, this Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, representations and agreements, whether oral or written, with respect to the subject matter hereof.

15.4  Headings

The headings of this Agreement are for convenience of reading only and shall not be used to interpret, explain or otherwise affect the meanings of the provisions of this Agreement.

15.5  Language

This Agreement is written in Chinese and is made in duplicate.

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(This page contains no text as the signature page of the Equity Pledge Agreement)

Pledgee:

Shanghai Edge Connect Technology Co., Ltd.

Authorized Representative (Signature): /s/ Lu Lang

Pledgor:

Shanghai Rongyan Yunqi Technology Co., Ltd. (Seal)

Authorized Representative (Signature): /s/ Yang Haifeng